Exhibit 99.1

News Release

Ritchie Bros. reports third quarter 2015 results

•	Q3 2015 net earnings of $20.3 million; diluted EPS of $0.19
•	118% increase in net earnings from year ago quarter; new third quarter earnings record
•	7% increase in revenue; new third quarter revenue record
•	16% increase in revenue adjusted for constant currency (“organic growth”)
•	12.22% revenue rate, achieved through strong performance of underwritten business
•	75% increase in operating free cash flow from year ago quarter, on a 12-month rolling basis
•	Record first nine months and twelve-month rolling revenue and net earnings
•	Acquired a 75% stake in Xcira - an innovative leader in simulcast auction technology

(All figures are presented in U.S. dollars)

VANCOUVER, November 5, 2015 – Ritchie Bros. Auctioneers Incorporated (NYSE & TSX: RBA, the “Company” or “Ritchie Bros.”) reports results for the three months ended September 30, 2015. During the quarter, the Company generated $109.3 million of revenue, a 7% increase compared to revenue of $102.2 million in the third quarter last year, and net earnings1 of $20.3 million, a 118% increase compared to $9.3 million and a 40% increase compared to Adjusted Net Earnings1 of $14.5 million in the third quarter last year. Diluted earnings per share1 (“EPS”) were $0.19, a 118% increase compared to diluted EPS of $0.09, and a 41% increase compared to Diluted Adjusted EPS1 of $0.13 in the same quarter last year.

“Our teams continued to focus on driving revenue growth, as demonstrated by our third quarter results, with meaningful improvement in the performance of our underwritten business and continued growth of fee-based revenue. We achieved 28% revenue growth from our US operations, and saw strong local currency contributions from Canada, Australia and the Middle East,” said Ravi Saligram, CEO of Ritchie Bros.  “We’re also pleased to announce that we’ve acquired a 75% stake in Xcira LLC, a leader in simulcast auction technology.  Xcira’s market leading platform and approach to online auction innovations were key factors that led to this acquisition.  The strength of their systems was, and continues to be, an important contributor to Ritchie Bros.’ success.  In fact, nearly $1.7 billion of equipment and other assets sold through Ritchie Bros. auctions during 2014 transacted on Xcira’s ‘Online Ringman’ software platform.”

Income statement scorecard

(in U.S. $ millions, except EPS)	Three months ended September 30,			Nine months ended September 30,
	2015	2014	Better/ (Worse)	2015	2014	Better/ (Worse)
GAP (1)	$894.5	$886.9	1%	$3,112.2	$2,971.5	5%
Revenues	$109.3	$102.2	7%	$380.4	$342.6	11%
Revenue Rate (2)	12.22%	11.53%	69 bps	12.22%	11.53%	69 bps
Operating Income (3)	$29.1	$19.8	47%	$121.2	$89.3	36%
Operating Income Margin (3)	26.6%	19.4%	724 bps	31.9%	26.1%	581 bps
Diluted Adjusted EPS (4),(5)	$0.19	$0.13	41%	$0.84	$0.63	34%

1	There were no adjusting items in the third quarter of 2015. See “Endnotes” (4) with respect to the presentation of net earnings, Adjusted Net Earnings, diluted EPS, and Diluted Adjusted EPS. See “Endnotes” (5) for a description of how the Company defines and calculates Adjusted Net Earnings and Diluted Adjusted EPS.

Ritchie Bros.	1

Balance sheet scorecard

(in U.S. $ millions)	12 months ended September 30,
	2015		2014		Better/ (Worse)
Operating Free Cash Flow (6)	$250.6		$142.8		75%
Working Capital Intensity (7)	-18.8%		-7.1%		1166 bps
CAPEX Intensity (8)	4.2%		4.6%		40 bps
RONA (4),(9)	26.5%		15.9%		1065 bps
RONA (4),(9) excluding term loan reclassification	24.1%		15.9%		826 bps
Debt/Adjusted EBITDA (10)	0.5	x	0.9	x	0.4	x

Refer to “Endnotes” below for a description of endnotes (1) to (10) referenced in the tables above.

Income statement scorecard analysis

For the three months ended September 30, 2015

Gross Auction Proceeds (“GAP”) were $894.5 million for the third quarter of 2015, a quarterly record and a 1% increase compared to the third quarter of 2014. EquipmentOne, the Company’s online equipment marketplace, contributed $30.4 million of gross transaction value (“GTV”) to GAP in the third quarter of 2015 compared to $23.2 million in the third quarter of 2014. GAP for the third quarter of 2015 would have been $75.6 million higher, or an additional 8.4% increase, if foreign exchange rates had remained consistent with those in the same period last year. This adverse effect on GAP is primarily due to the declining value of the Canadian dollar and the Euro relative to the U.S. dollar.

Revenue grew 7% during the third quarter of 2015 to $109.3 million, compared to $102.2 million in the third quarter of 2014, as a result of the record GAP and higher revenue rate achieved in the third quarter this year. Revenue would have been $9.2 million higher, or an additional 8.4% increase, if foreign exchange rates had remained consistent with those in the same period last year.

The Revenue Rate was 12.22% in the third quarter of 2015, compared to 11.53% in the third quarter of 2014. The increase in the Revenue Rate is primarily due to the performance of the Company’s underwritten business. As a percent of total GAP, the volume of underwritten business decreased slightly to 24% during the third quarter of 2015 compared to 30% for the same period in 2014.

Operating Income grew 47% during the third quarter of 2015 to $29.1 million, compared to $19.8 million in the third quarter of 2014. This increase is due to revenue growth combined with a decrease in selling, general and administrative (“SG&A”) expenses. Earnings from operations would have been $0.8 million higher, or an additional 2.7% increase, if foreign exchange rates had remained consistent with those in the same period last year.

Operating Income Margin was 26.6% for the third quarter of 2015, 724 basis points higher than 19.4% for the same period last year, primarily due to revenues increasing and SG&A expenses decreasing.

Diluted Adjusted EPS for the third quarter of 2015 was $0.19 per diluted share, a 41% increase compared to the third quarter of 2014. There were no adjusting items in the third quarter of 2015. The increase was driven by an increase in GAP and revenue combined with a decrease in SG&A expenses, partially offset by a decrease in other income items during the third quarter of 2015 compared to the same period in 2014.

Ritchie Bros.	2

Income statement scorecard analysis

For the nine months ended September 30, 2015

GAP was $3.1 billion for the first nine months of 2015, a first nine months record and a 5% increase compared to the first nine months of 2014. EquipmentOne, the Company’s online equipment marketplace, contributed $83.9 million of GTV to GAP in the first nine months of 2015 compared to $71.2 million in the same period in 2014. GAP for the first nine months of 2015 would have been $227.2 million higher, or an additional 7.3% increase, if foreign exchange rates had remained consistent with those in the same period last year. This adverse effect on GAP is primarily due to the declining value of the Canadian dollar and the Euro relative to the U.S. dollar.

Revenue grew 11% during the first nine months of 2015 to $380.4 million, compared to $342.6 million in the first nine months of 2014, as a result of the record GAP and higher revenue rate achieved during the same period this year. Revenue would have been $28.6 million higher, or an additional 7.5% increase, if foreign exchange rates had remained consistent with those in the same period last year.

The Revenue Rate was 12.22% in the first nine months of 2015, compared to 11.53% in the first nine months of 2014. The increase in the Revenue Rate is primarily due to the performance of the Company’s underwritten business, which is comprised of guarantee and inventory contracts, consistent with the Company’s strategic focus on this business. The volume of underwritten business during the first nine months of 2015 remained consistent with the first nine months of 2014, at 29%.

Operating Income grew 36% during the first nine months of 2015 to $121.2 million, compared to $89.3 million in the first nine months of 2014. This increase is due to revenue growth significantly outpacing the growth of SG&A expenses. Earnings from operations would have been $6.4 million higher, or an additional 5.2% increase, if foreign exchange rates had remained consistent with those in the same period last year.

Operating Income Margin was 31.9% for the first nine months of 2015, 581 basis points higher than 26.1% for the same period last year, primarily due to revenues increasing at a rate higher than SG&A expenses.

Diluted Adjusted EPS for the first nine months of 2015 was $0.84 per diluted share, a 34% increase compared to the first nine months of 2014. There were no adjusting items in the first nine months of 2015. The increase was driven by an increase in GAP, revenue and other income items, partially offset by an increase in SG&A expenses during the first nine months of 2015 compared to the same period in 2014.

Balance sheet scorecard analysis

As at and for the 12 months ended September 30, 2015

Operating Free Cash Flow increased 75% to $250.6 million during the 12 months ended September 30, 2015 compared to $142.8 million during the 12 months ended September 30, 2014. This increase is the result of more cash generated by operating activities and less capital spending during the 12 months ended September 30, 2015 compared to the same period ended in 2014.

Working Capital Intensity was -18.8% for the 12 months ended September 30, 2015, an improvement of 1166 basis points from -7.1% for the 12 months ended September 30, 2014. This improvement in Working Capital Intensity is the result of increased revenues and decreased Quick Operating Working Capital during the 12 months ended September 30, 2015 compared to the same period ended in 2014. The decrease in Quick Operating Working Capital is primarily the result of decreases in advances against auction contracts, inventory, and trade and other receivable balances. Significant fluctuations in Working Capital Intensity are primarily the result of the timing and size of auctions just prior to each period end. The fact that the Company’s Working Capital Intensity is negative highlights the minimal amount of working capital required to run the business.

Ritchie Bros.	3

CAPEX Intensity was 4.2% for the 12 months ended September 30, 2015, a decrease of 40 basis points from 4.6% for the 12 months ended September 30, 2014. This 9% decrease is due primarily to an increase in revenues by $45.0 million, or 9%, during the 12 months ended September 30, 2015 compared to the same period ended in 2014. Net Capital Spending during the 12 months ended September 30, 2015 remained consistent with the comparative period as a result of disciplined capital spending.

Return on Net Assets (“RONA”) for the 12 months ended September 30, 2015 was 26.5%, an increase of 1065 basis points compared to 15.9% for the 12 months ended September 30, 2014. This increase was the result of an increase in Net Operating Profit After Tax combined with a decrease in Adjusted Net Assets. The decrease in Adjusted Net Assets was driven by an increase in cash and cash equivalents and current liabilities, as well as foreign exchange effects on non-U.S. dollar denominated assets. The increase in current liabilities is primarily due to the reclassification from non-current to current borrowings of a Canadian dollar 60 million term loan in the second quarter of 2015. Management intends to refinance this borrowing when it falls due in May 2016.

The reclassification of this borrowing had a positive effect on RONA. Excluding the effects of the reclassification, RONA for the 12 months ended September 30, 2015 would have been 24.1%, an increase of 826 basis points compared to RONA for the 12 months ended September 30, 2014.

Debt/Adjusted EBITDA decreased to 0.5x for the 12 months ended September 30, 2015 compared to 0.9x for the 12 months ended September 30, 2014. The Company achieved a 20% increase in Adjusted EBITDA with a lower level of borrowings as at September 30, 2015 compared to September 30, 2014.

Dividend Information

Quarterly dividend

The Company declares a quarterly dividend of $0.16 per common share payable on December 18, 2015 to shareholders of record on November 27, 2015.

Operational Review

Online statistics

During the third quarter of 2015, the Company attracted record third quarter online bidder registrations and sold approximately $404.5 million of equipment, trucks and other assets to online auction bidders and EquipmentOne customers. This represents a 6% increase over the third quarter of 2014 and a third quarter online sales record.

Auction activity

During the third quarter of 2015, Ritchie Bros. conducted 54 unreserved industrial auctions in 15 countries throughout North America, Europe, the Middle East, Australia, and Asia. Auctions during the quarter include:

•	At the September 29, 2015 St. Aubin sur Gaillon, France auction, the Company sold over €13 million (US$15 million) worth of assets, making it the largest auction held by Ritchie Bros. in France during the Company’s third quarter. This sale also set new third quarter records for the site for number of bidders and lots.

•	At the September 23-24, 2015 Fort Worth, Texas auction, the Company sold over US$70 million of assets; including US$34 million sold to online bidders. This was the largest auction ever held by Ritchie Bros. in Texas.

•	At the September 22, 2015 Donington Park, U.K. auction, the Company sold £10+ million (US$17 million) of assets – the largest sale ever held at the Donington Park site. The sale also included a record number of bidders and lots sold for the region.

•	During September (on the 15th and 17th), Ritchie Bros. held two auctions in Australia, at the Brisbane and Geelong auction sites. Through these two auctions, the Company sold AUS$43+ million (US$31 million) of assets for consignors.

•	At the September 11, 2015 Polotitlan, Mexico auction, the Company sold more US$19 million of assets, making it the largest auction Ritchie Bros.’ has held in Mexico during the Company’s third quarter.

Ritchie Bros.	4

•	On September 9-11, 2015 the Company held its second largest Edmonton, Alberta auction ever, when over C$101 million (US$76+ million) of assets were sold on behalf of consignors. The auction attracted more than 9,850 bidders from 50+ countries, making it the second-largest number of bidders ever registered for a Ritchie Bros. auction.

•	At the September 8 – 9, 2015 Dubai, UAE auction, the Company sold over US$42 million of assets, and set new Dubai site records for the number of total and online bidders.

•	At the August 26 – 27, 2015 Houston, Texas auction, the Company sold over US$45 million of assets; including more than US$24 million sold to buyers outside of Texas.

There are currently 96 unreserved auctions on the Ritchie Bros. auction calendar at www.rbauction.com, including auctions in North America, Central America, Europe, the Middle East, Australia and Asia.

EquipmentOne activity

During the third quarter of 2015, EquipmentOne sold more than $31.7 million of equipment and other assets on behalf of customers. Highlights during the quarter include a 21% increase in website traffic for www.equipmentone.com in the third quarter of 2015 compared to the third quarter of 2014, based on average monthly users.

Corporate Developments

Investment in Xcira

Subsequent to the third quarter, Ritchie Bros. acquired a majority interest in Xcira LLC (“Xcira”), a Florida based company specializing in leading edge technology related to live auction bidding and sales. Xcira is a proven leader in simulcast auction technology that provides a seamless customer experience for integrated on site and online auctions. Ritchie Bros. has been a customer of Xcira for the past 14 years, and has developed a close working relationship with the business. Through this investment, Ritchie Bros. plans to build upon the strong technology platform already provided by Xcira, to deliver additional value and information to registered auction customers as a means of further differentiating Ritchie Bros. from other live auction providers.

Ritchie Bros. believes this acquisition will be marginally accretive immediately. This transaction is viewed as strategically important for the development of future customer interface initiatives and securing exclusive rights to the technology for the industrial auction space. Xcira, based in Tampa, Florida, will operate under its current branding and existing management team, including Nancy Rabenold, Co-Founder and CEO, and Jim Simmons, Co-Founder and President.  The business will continue to provide valued technology services to many other auction companies outside of the industrial sector. In 2014 Xcira’s “Online Ringman” software was used in more than 23,750 auction events globally, and facilitated online auction bidding for nearly $62 billion in auction sales, in more than 25 countries.  Xcira’s technology is also considered the benchmark for live online auction bidding in the wholesale auto, luxury goods and collectables, real estate, livestock and salvage sectors.

Ritchie Bros.	5

Q3 2015 Earnings Conference Call

Ritchie Bros. is hosting a conference call to discuss its financial results for the quarter ended September 30, 2015, at 7:00 am Pacific time / 10:00 am Eastern time / 3:00 pm GMT on November 6, 2015. A replay will be available shortly after the call.

Conference call and webcast details are available at the following link:

http://www.rbauction.com/investors

Endnotes

(1)	GAP is a non-GAAP measure that represents the total proceeds from all items sold at the Company’s auctions and the GTV sold through the Company’s online marketplaces. GTV is a non-GAAP measure that represents total proceeds from all items sold at the Company’s online marketplaces and is a component of the Company’s GAP results. In addition to the total value of the items sold in online marketplace transactions, GTV includes a buyers’ premium component applicable only to the Company’s online marketplace transactions. The Company believes that the most directly comparable measure to GAP and GTV is revenues as presented in its unaudited condensed consolidated interim financial statements. GAP and GTV are not measures of the Company’s financial performance, liquidity or revenue, and are not presented in its consolidated income statements. The Company believes that comparing GAP and GTV for different financial periods provides useful information about the growth or decline of the Company’s net earnings for the relevant financial period.

(2)	Revenue Rate is a non-GAAP measure that is reconciled to the Company’s unaudited condensed consolidated interim financial statements by dividing revenues by GAP, and is discussed further under “Non-GAAP Measures”. The Company believes that comparing Revenue Rate for different financial periods provides useful information about the growth or decline of the Company’s net earnings for the relevant financial period.

(3)	Operating Income and Operating Income Margin are non-GAAP measures, which are discussed further under “Non-GAAP Measures” below. The Company believes that comparing Operating Income for different financial periods provides useful information about the growth or decline of net earnings for the relevant financial period, and eliminates the financial impact of items the Company does not consider to be part of normal operating results. The Company believes that comparing Operating Income Margin for different financial periods is the best indicator of how efficiently the Company translates revenue into pre-tax profit. The Company calculates Operating Income as earnings from operations excluding the pre-tax effects of significant non-recurring items such as severance, management reorganization and certain other items, which the Company refers to as ‘adjusting items’. The Company calculates Operating Income Margin as Operating Income divided by revenues.

(4)	Figures presented include only the results attributable to the Company’s 51% interest in Ritchie Bros. Financial Services to conform with the presentation adopted in the Company’s audited annual consolidated financial statements.

(5)	Adjusted Net Earnings and Diluted Adjusted EPS are non-GAAP measures, which are discussed further under “Non-GAAP Measures” below. The Company believes that comparing Adjusted Net Earnings and Diluted Adjusted EPS for different financial periods provides useful information about the growth or decline of the Company’s net earnings for the relevant financial period, and eliminates the financial impact of items the Company does not consider to be part of its normal operating results. Adjusted Net Earnings represent net earnings attributable to equity holders of the parent excluding the after-tax effects of adjusting items, including excess property sales and impairment losses. Diluted Adjusted EPS is calculated as Adjusted Net Earnings divided by the number of diluted weighted average shares outstanding at the end of the period.

(6)	Operating Free Cash Flow is a non-GAAP measure, which is discussed further under “Non-GAAP Measures” below. Due to the seasonality of the business, the Company believes that comparing Operating Free Cash Flow on a 12-month rolling basis provides an effective measure of the cash generated by the Company’s business and provides useful information regarding cash flows remaining for discretionary return to shareholders, mergers and acquisitions, or debt reduction. The Company calculates Operating Free Cash Flow as cash generated by operating activities, less cash flows used in property, plant and equipment and intangible asset additions, plus proceeds on disposition of property, plant and equipment.

(7)	Working Capital Intensity and Quick Operating Working Capital are non-GAAP measures, which are discussed further under “Non-GAAP Measures” below. The Company believes that comparing Working Capital Intensity on a 12-month rolling basis is the best indicator of how efficiently the Company converts revenue into cash. The lower the percentage, the faster revenues are converted into cash. The Company calculates Working Capital Intensity as Quick Operating Working Capital divided by revenues. Quick Operating Working Capital is calculated as trade and other receivables, plus inventory and advances against auction contracts, less auction proceeds payable and trade payables.

(8)	CAPEX Intensity and Net Capital Spending are non-GAAP measures, which are discussed further under “Non-GAAP Measures” below. The Company believes that comparing CAPEX Intensity on a 12-month rolling basis provides useful information as to the amount of capital expenditure that is required by the Company to generate revenues. The Company calculates CAPEX Intensity as Net Capital Spending divided by revenues. Net Capital Spending is calculated as cash flows used in property, plant and equipment and intangible asset additions, net of proceeds on disposition of property, plant and equipment.

(9)	RONA, Net Operating Profit After Tax and Adjusted Net Assets are non-GAAP measures, which are discussed further under “Non-GAAP Measures” below. The Company believes that comparing RONA on a 12-month rolling basis is the best indicator of the after-tax return generated by net assets employed in the business. The Company calculates RONA as Net Operating Profit After Tax divided by Adjusted Net Assets. Net Operating Profit After Tax is calculated by adding after-tax finance costs back to net earnings attributable to equity holders of the parent as reported in the consolidated income statements. Adjusted Net Assets are calculated as total assets less cash and cash equivalents and current liabilities as reported on the consolidated balance sheets.

Ritchie Bros.	6

(10)	Debt/Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”), Adjusted EBITDA and Adjusted Earnings from Operations are non-GAAP measures, which are discussed further under “Non-GAAP Measures” below. The Company believes that comparing Debt/Adjusted EBIDTA on a 12-month rolling basis is the best indicator of the Company’s leverage. Debt/Adjusted EBITDA presents debt as a multiple of adjusted EBITDA and is calculated by dividing debt by Adjusted EBITDA. Debt consists of total current and non-current borrowings. Adjusted EBITDA is calculated by adding back depreciation and amortization expenses to Adjusted Earnings from Operations. Adjusted Earnings from Operations represent earnings from operations excluding the pre- tax effects of adjusting items.

Non-GAAP Measures

The Company makes reference to various non-GAAP performance measures throughout this news release. These measures do not have a standardized meaning, and are therefore unlikely to be comparable to similar measures presented by other companies. In particular, the Company’s definitions of GAP and GTV may differ from those used by other participants in its industry. GAP and GTV are important measures the Company uses in comparing and assessing its operating performance. The Company believes that revenues and certain other line items are best understood by considering their relationship to GAP and GTV.

Revenues consist primarily of commission income earned by Ritchie Bros. in the course of conducting its auctions and online marketplace transactions, including commissions earned on consigned equipment and net profits on the sale of equipment purchased by the Company and sold in the same manner as consigned equipment.  Revenue also includes fee income earned from equipment buyers at the Company’s auctions, equipment buyers and sellers on EquipmentOne, and valued-added services, including financing fees earned by Ritchie Bros. Financial Services.

Please refer to the appendix of this news release for a reconciliation of the other non-GAAP measures presented herein to the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements. The appendix to this news release is available at the following link:

http://www.rbauction.com/investors/securities-filings

About Ritchie Bros.

Established in 1958, Ritchie Bros. is the world’s largest seller of used equipment for the construction, transportation, agricultural, material handling, energy, mining, forestry, marine, real estate and other industries. Ritchie Bros.™ solutions make it easy for the world’s builders to buy and sell equipment with confidence, including through the core business of unreserved public auctions and a secure online equipment marketplace. Ritchie Bros. Auctioneers® unreserved auctions are conducted live, with bidding on-site and online at www.rbauction.com. Ritchie Bros. Auctioneers conducts hundreds of unreserved public auctions each year, selling more equipment to on-site and online bidders than any other auction business in the world. The Ritchie Bros. EquipmentOne™ online marketplace can be accessed at www.EquipmentOne.com. Ritchie Bros. also offers a range of value-added services, including equipment financing available through Ritchie Bros. Financial Services (www.rbauctionfinance.com). Ritchie Bros. has operations in 19 countries, including 44 auction sites worldwide. Learn more at www.RitchieBros.com.

Forward-looking Statements

The discussion in this press release relating to future events or operating periods contains forward-looking statements that involve risks and uncertainties, including, in particular, statements regarding future financial and operational results, including growth prospects and potential; shareholder returns; refinancing of borrowings; plans for integration of the Xcira acquisition, and payment of dividends. These risks and uncertainties include: the numerous factors that influence the supply of and demand for used equipment; fluctuations in the market conditions and values of used equipment; seasonal and periodic variations in operating results; actions of competitors; the market acceptance of the Company’s initiatives including Ritchie Bros. EquipmentOne; economic and other conditions in local, regional and global markets; market reaction to oil and gas industry changes; and other risks and uncertainties as detailed from time to time in the Company’s SEC and Canadian securities filings, including the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2014 and the first and second quarters of 2015, as well as the Company’s Annual Information Form and Form 40-F for the year ended December 31, 2014, available on the SEC, SEDAR and Company websites. Actual results may differ materially from those forward-looking statements. Forward-looking statements are made as of the date of this press release and the Company does not undertake any obligation to update the information contained herein unless required by applicable securities legislation.

Ritchie Bros.	7

Selected Consolidated Financial Information

Condensed Consolidated Interim Income Statements

(Expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three months ended September 30,	2015	2014
Gross auction proceeds	$894,509	$886,876
Revenues	$109,318	$102,217
Direct expenses	12,045	12,450
	97,273	89,767
Selling, general and administrative expenses:
SG&A expenses excluding depreciation and amortization	58,036	58,556
Depreciation and amortization	10,135	11,406
	68,171	69,962
Earnings from operations	$29,102	$19,805
Other income (expense):
Foreign exchange (loss) gain	(718)	1,078
Gain on disposition of property, plant and equipment	234	3,104
Impairment loss	-	(8,084)
Other	1,102	743
	618	(3,159)
Finance income (costs):
Finance income	548	523
Finance costs	(1,251)	(1,278)
	(703)	(755)
Earnings before income taxes	$29,017	$15,891
Income taxes	8,275	6,288
Net earnings	$20,742	$9,603
Net earnings attributable to:
Equity holders of the parent	20,320	9,342
Non-controlling interest	422	261
	$20,742	$9,603
Net earnings per share attributable to equity holders of the parent:
Basic EPS	$0.19	$0.09
Diluted EPS	$0.19	$0.09
Weighted average shares outstanding	107,137,417	107,338,795
Diluted weighted average shares outstanding	107,493,888	107,662,663
Net earnings attributable to equity holders of the parent:	$20,320	$9,342
After-tax gain on sale of property (1)	-	(2,946)
After-tax impairment loss on Japan property (2)	-	8,084
Adjusted net earnings attributable to equity holders
of the parent	$20,320	$14,480
Attributable to equity holders of the parent:
Basic adjusted EPS	$0.19	$0.13
Diluted adjusted EPS	$0.19	$0.13

(1)	Net earnings for the quarter ended September 30, 2014 included a gain of $3.4 million ($2.9 million after tax, or $0.03 per diluted share) recorded on the sale of the Company's former permanent auction site in Grande Prairie, Canada.

(2)	Net earnings for the quarter ended September 30, 2014 included an impairment loss of $8.1 million ($8.1 million after tax, or $0.08 per diluted share) recorded against the Company's land and improvements and auction building in Narita, Japan.

Ritchie Bros.	8

Condensed Consolidated Interim Income Statements

(Expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Nine months ended September 30,	2015	2014
Gross auction proceeds	$3,112,238	$2,971,457
Revenues	$380,413	$342,640
Direct expenses	40,681	40,366
	339,732	302,274
Selling, general and administrative expenses:
SG&A expenses excluding depreciation and amortization	186,968	180,041
Depreciation and amortization	31,576	32,982
	218,544	213,023
Earnings from operations	$121,188	$89,251
Other income:
Foreign exchange gain	2,051	2,157
Gain on disposition of property, plant and equipment	707	3,433
Impairment loss	-	(8,084)
Other	3,632	2,238
	6,390	(256)
Finance income (costs):
Finance income	2,075	1,648
Finance costs	(3,834)	(4,042)
	(1,759)	(2,394)
Earnings before income taxes	$125,819	$86,601
Income taxes	33,946	23,345
Net earnings	$91,873	$63,256
Net earnings attributable to:
Equity holders of the parent	90,355	62,206
Non-controlling interest	1,518	1,050
	$91,873	$63,256
Net earnings per share attributable to equity holders of the parent:
Basic EPS	$0.84	$0.58
Diluted EPS	$0.84	$0.58
Weighted average shares outstanding	107,041,819	107,204,835
Diluted weighted average shares outstanding	107,464,766	107,526,501
Net earnings attributable to equity holders of the parent:	$90,355	$62,206
After-tax gain on sale of property (1)	-	(2,946)
After-tax impairment loss on Japan property (2)	-	8,084
Adjusted net earnings attributable to equity holders
of the parent	$90,355	$67,344
Attributable to equity holders of the parent:
Basic adjusted EPS	$0.84	$0.63
Diluted adjusted EPS	$0.84	$0.63

(1)	Net earnings for the nine months ended September 30, 2014 included a gain of $3.4 million ($2.9 million after tax, or $0.03 per diluted share) recorded on the sale of the Company's former permanent auction site in Grande Prairie, Canada.

(2)	Net earnings for the nine months ended September 30, 2014 included an impairment loss of $8.1 million ($8.1 million after tax, or $0.08 per diluted share) recorded against the Company's land and improvements and auction building in Narita, Japan.

Ritchie Bros.	9

Foreign Exchange Impacts on Performance

Like many businesses, Ritchie Bros.' performance can be affected by changing foreign exchange rates. As a reminder, Ritchie Bros. discloses all financial figures in U.S. dollars (unless otherwise noted), yet operates in over 19 countries worldwide.

The translational impact of foreign exchange rates on our results is presented below:

Foreign exchange impacts on 2015 performance
(Reported 2015 performance compared to 2015 performance measured using 2014 exchange rates)

(in U.S. $ millions)	Three months ended September 30,			Nine months ended September 30,
	2015, as	2015, using	%	2015, as	2015, using	%
	reported	2014 rates	Difference	reported	2014 rates	Difference
GAP	$894.5	$970.1	8.4%	$3,112.2	$3,339.5	7.3%
Revenues	$109.3	$118.5	8.4%	$380.4	$409.0	7.5%
Operating Income	$29.1	$29.9	2.7%	$121.2	$127.5	5.2%

Organic growth

(2015 performance measured using 2014 exchange rates compared to reported 2014 performance)

Ritchie Bros. defines organic growth as an improvement in current year performance compared to prior year performance, where current year performance is measured using foreign exchange rates consistent with those of the comparative year ago period. The Company believes that using organic growth information is important in evaluating the operational health of the business.

The following table outlines the organic growth of selected measures of performance:

(in U.S. $ millions)	Three months ended September 30,			Nine months ended September 30,
	2015, using	2014, as	%	2015, using	2014, as	%
	2014 rates	reported	Change	2014 rates	reported	Change
GAP	$970.1	$886.9	9.4%	$3,339.5	$2,971.5	12.4%
Revenues	$118.5	$102.2	15.9%	$409.0	$342.6	19.4%
Operating Income	$29.9	$19.8	50.9%	$127.5	$89.3	42.9%

Selected Data

Selected balance sheet data

(in U.S. $000's)	September 30,	December 31,
	2015	2014
Current assets	$547,206	$394,573
Current liabilities	409,256	254,221
Working capital	$137,950	$140,352
Total assets	$1,212,397	$1,112,890
Non-current borrowings	55,541	110,846
Total parent company shareholders' equity	702,491	708,085

Ritchie Bros.	10

Selected operating data

(Unaudited)

As at and for the nine months ended September 30,	2015	2014
Revenue Rate	12.22%	11.53%
Number of consignments at industrial auctions	33,450	32,100
Number of bidder registrations at industrial auctions	354,500	312,500
Number of buyers at industrial auctions	86,300	77,050
Number of lots at industrial auctions	253,500	219,000
Number of permanent auction sites	39	39
Number of regional auction sites	5	5
Total auction sites	44	44
Number of industrial auctions	161	155
Number of revenue producers	355	344
Number of territory managers	307	296

Average industrial auction data

Nine months ended September 30,	2015	2014
GAP	$17.4 million	$17.4 million
Bidder registrations	2,192	2,013
Consignors	207	207
Lots	1,561	1,412

For further information, please contact:

Jamie Kokoska

Director, Investor Relations

Phone: 1.778.331.5219

Email: jkokoska@rbauction.com

Ritchie Bros.	11